                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            _______________________

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________________ to _________________
COMMISSION FILE NUMBER 1-7629

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        KBLCOM INCORPORATED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                        HOUSTON INDUSTRIES INCORPORATED

                                5 POST OAK PARK
                             4400 POST OAK PARKWAY
                             HOUSTON, TEXAS  77027

FINANCIAL STATEMENTS AND EXHIBITS:

(a)  Financial Statements:

  Independent Auditors' Report                                         Page  1

  Statement of Net Assets Available for Benefits,
  December 31, 1993                                                    Page  2

  Statement of Net Assets Available for Benefits,
  December 31, 1992                                                    Page  3

  Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 1993                        Page  4

  Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 1992                        Page  5

  Notes to Financial Statements for the Years Ended
  December 31, 1993 and 1992                                           Page  6

  Supplemental Schedule of Investments,
  December 31, 1993 (Item 27a)                                         Page 12

  Supplemental Schedule of Assets Purchased and Sold
  for the Year Ended December 31, 1993 (Item 27a)                      Page 14

  Supplemental Schedule of 5% Reportable Transactions
  for the Year Ended December 31, 1993 (Item 27d)                      Page 15

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

(b)  Exhibit:

   1 - Independent Auditors' Consent

                          INDEPENDENT AUDITORS' REPORT
                          ============================

KBLCOM Incorporated Savings Plan:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the KBLCOM Incorporated Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1993, (2) assets purchased and sold for the year ended December 31, 1993, and (3) 5% reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche


DELOITTE & TOUCHE

Houston, Texas
June 15, 1994

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1993

                                               PARTICIPANT INVESTMENT FUNDS
                                       --------------------------------------------
                                           A           B           C          D         TOTAL
                                       ----------  ----------  ---------  ---------  -----------
ASSETS

INVESTMENTS (Note 1)
  Common Stock (Notes 4 and 7)         $4,774,406                                     $4,774,406
  Mutual Funds                                     $1,388,334                          1,388,334
  Common/Collective Trusts (Note 4)                   407,342   $544,432                 951,774
  Cash Equivalents (Note 4)               235,759      47,709     14,480   $571,740      869,688
                                       ----------  ----------   --------   --------   ----------

     Total                              5,010,165   1,843,385    558,912    571,740    7,984,202
                                       ----------  ----------   --------   --------   ----------

PARTICIPANT LOANS                         226,410     199,919     40,936    100,605      567,870
                                       ----------  ----------   --------   --------   ----------

RECEIVABLES
  Dividends and Interest                   76,406      58,268        187      1,652      136,513
  Contributions
     Employers                             78,874                                         78,874
     Participants                          97,655      43,095     24,814     19,498      185,062
                                       ----------  ----------   --------   --------   ----------

     Total                                252,935     101,363     25,001     21,150      400,449
                                       ----------  ----------   --------   --------   ----------

CASH                                       11,869      13,949      7,886      9,200       42,904
                                       ----------  ----------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS      $5,501,379  $2,158,616   $632,735   $702,695   $8,995,425
                                       ==========  ==========   ========   ========   ==========

                       See notes to financial statements.

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1992

                                               PARTICIPANT INVESTMENT FUNDS
                                       --------------------------------------------
                                           A           B           C          D        TOTAL
                                       ----------  ----------  ---------  ---------  ----------
ASSETS

INVESTMENTS (Note 1)
  Common Stock (Notes 4 and 7)         $2,926,183                                    $2,926,183
  Mutual Funds                                     $  666,915                           666,915
  Common/Collective Trusts (Note 4)                   415,809   $301,645                717,454
  Cash Equivalents (Note 4)               244,631     101,335     63,501   $507,050     916,517
                                       ----------  ----------   --------   --------  ----------

     Total                              3,170,814   1,184,059    365,146    507,050   5,227,069
                                       ----------  ----------   --------   --------  ----------

PARTICIPANT LOANS                         166,015     178,159     31,755     73,855     449,784
                                       ----------  ----------   --------   --------  ----------

RECEIVABLES
  Dividends and Interest                      937      17,749        185      1,573      20,444
  Contributions
     Employers                             56,517                                        56,517
     Participants                          62,163      32,528     15,861     17,107     127,659
  From HI Savings Plan                     52,420      29,548      6,890      2,269      91,127
                                       ----------  ----------   --------   --------  ----------

     Total                                172,037      79,825     22,936     20,949     295,747
                                       ----------  ----------   --------   --------  ----------

CASH                                                        1                     2           3
                                       ----------  ----------   --------   --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS      $3,508,866  $1,442,044   $419,837   $601,856  $5,972,603
                                       ==========  ==========   ========   ========  ==========

                       See notes to financial statements.

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                               PARTICIPANT INVESTMENT FUNDS
                                      ----------------------------------------------
                                           A            B           C          D         TOTAL
                                      -----------  -----------  ---------  ---------  -----------

INVESTMENT INCOME (Note 1)
  Dividends
     Common Stock (Note 4)            $  311,663                                      $  311,663
     Mutual Funds                                  $   91,611                             91,611
  Interest (Note 4)                       13,769        6,389   $  9,737   $ 18,289       48,184

NET APPRECIATION IN FAIR VALUE OF
INVESTMENTS (Note 7)                     159,290      166,154     15,954                 341,398
                                      ----------   ----------   --------   --------   ----------

     Total                               484,722      264,154     25,691     18,289      792,856
                                      ----------   ----------   --------   --------   ----------

CONTRIBUTIONS (Note 2)
  Participants                           922,349      512,379    223,529    185,596    1,843,853
  Employers                              744,947                                         744,947
                                      ----------   ----------   --------   --------   ----------

     Total                             1,667,296      512,379    223,529    185,596    2,588,800
                                      ----------   ----------   --------   --------   ----------

INTEREST ON PARTICIPANT LOANS             15,345       12,986      3,049      3,043       34,423
                                      ----------   ----------   --------   --------   ----------

FUND TRANSFERS
  (To) From HI Savings Plan               96,137      (22,579)     2,173     29,943      105,674
  (To) From Other Funds                  (17,265)      83,709      5,477    (71,921)
                                      ----------   ----------   --------   --------   ----------

     Total                                78,872       61,130      7,650    (41,978)     105,674
                                      ----------   ----------   --------   --------   ----------

BENEFIT PAYMENTS (Notes 2 and 5)        (253,722)    (134,077)   (47,021)   (64,111)    (498,931)
                                      ----------   ----------   --------   --------   ----------

INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                           1,992,513      716,572    212,898    100,839    3,022,822

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                    3,508,866    1,442,044    419,837    601,856    5,972,603
                                      ----------   ----------   --------   --------   ----------

  END OF YEAR                         $5,501,379   $2,158,616   $632,735   $702,695   $8,995,425
                                      ==========   ==========   ========   ========   ==========

                       See notes to financial statements.

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                                PARTICIPANT INVESTMENT FUNDS
                                      ------------------------------------------------
                                           A            B           C           D          TOTAL
                                      -----------  -----------  ----------  ----------  -----------

INVESTMENT INCOME (Note 1)
  Dividends
     Common Stock (Note 4)            $  156,850                                        $  156,850
     Mutual Funds                                  $   28,617                               28,617
  Interest (Note 4)                        6,826        6,434   $   1,801   $  20,360       35,421

NET APPRECIATION IN FAIR VALUE OF
INVESTMENTS (Note 7)                     107,155       90,964      17,388                  215,507
                                      ----------   ----------   ---------   ---------   ----------

     Total                               270,831      126,015      19,189      20,360      436,395
                                      ----------   ----------   ---------   ---------   ----------

CONTRIBUTIONS (Note 2)
  Participants                           667,743      465,908     182,165     203,204    1,519,020
  Employers                              582,278                                           582,278
                                      ----------   ----------   ---------   ---------   ----------

     Total                             1,250,021      465,908     182,165     203,204    2,101,298
                                      ----------   ----------   ---------   ---------   ----------

INTEREST ON PARTICIPANT LOANS              9,623        9,625       2,495       2,291       24,034
                                      ----------   ----------   ---------   ---------   ----------

FUND TRANSFERS
  From HI Savings Plan                    43,918       29,219       6,282       2,269       81,688
  (To) From Other Funds                   46,110       99,859      (1,217)   (144,752)
                                      ----------   ----------   ---------   ---------   ----------

     Total                                90,028      129,078       5,065    (142,483)      81,688
                                      ----------   ----------   ---------   ---------   ----------

BENEFIT PAYMENTS (Notes 2 and 5)        (261,722)    (132,293)   (101,905)    (56,533)    (552,453)

INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                           1,358,781      598,333     107,009      26,839    2,090,962

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                    2,150,085      843,711     312,828     575,017    3,881,641
                                      ----------   ----------   ---------   ---------   ----------

  END OF YEAR                         $3,508,866   $1,442,044   $ 419,837   $ 601,856   $5,972,603
                                      ==========   ==========   =========   =========   ==========

                       See notes to financial statements.

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                 ----------------------------------------------

1. ACCOUNTING POLICIES

   In accordance with the provisions of the KBLCOM Incorporated Savings Plan
(Plan), the financial records of the Plan were generally kept and the valuations of accounts of participating employees (Participants) were determined on the cash basis. The accompanying financial statements of the Plan are presented on the accrual basis and, accordingly, a memorandum entry has been made to the accounting records of the Plan to reflect the accrual of dividends and interest earned but not received.

   The Plan recognized net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the last recorded sales price. Fair value for mutual funds is determined using net asset value. Fair value for common/collective trusts is determined using unit values as reported by the common/collective trusts' sponsors.

   Certain amounts in the 1992 financial statements have been reclassified to conform with the 1993 presentation.

2. SUMMARY OF THE PLAN

   Pursuant to an amendment and restatement of the Savings Plan of Houston Industries Incorporated, effective January 1, 1994, the Plan was merged with and consolidated into the Savings Plan of Houston Industries Incorporated, the merged plan being the Houston Industries Incorporated Savings Plan (HI Plan). See Note 6.

Investment Program
- - ------------------

   The Plan had four investment funds, Fund A, B, C and D (Funds), as follows:

FUND A: Invested and reinvested in shares of common stock of Houston Industries Incorporated (HI).

FUND B: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in, (i) common stock and preferred stock and limited partnership interests, (ii) leaseholds, fees and other interests in realty, (iii) income-producing debt securities or (iv) other evidences of ownership of, or interest in, any property, such as trust and participation certificates and conditional sale agreements, all exclusive of direct investment in securities of HI. It is intended that the assets of Fund B be predominantly invested in equity securities and/or real estate.

FUND C: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in income-producing debt securities, including but not limited to, (i) obligations issued or fully guaranteed by the United States of America or any agency thereof, (ii) debt securities issued by corporations, partnerships, trans-national organizations or other entities, (iii) interests in notes secured by mortgages on real estate and equity interests in real estate, (iv) asset-backed securities, (v) debt securities issued by foreign governments or any agency thereof or (vi) demand or time deposits, repurchase agreements or commercial paper.

FUND D: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in, (i) money market or other short-term investments (including but not limited to repurchase agreements, bankers acceptances, certificates of deposit, commercial paper, demand or time deposits, obligations issued or fully guaranteed by the United States of America or any agency thereof, securities with an interest rate or dividend rate that resets to a market-based rate within one year from the date of issuance or the most recent date on which interest rates or dividend rates were set, medium-to long-term securities which at the time of purchase have less than one year to maturity and other securities which at the time of purchase have less than one year to maturity) or (ii) annuity or investment contracts with life insurance companies or other financial institutions under which certain guaranteed interest is provided and a repayment of the principal amount is guaranteed.

   Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) could temporarily hold funds uninvested or in repurchase agreements, bankers acceptances, certificates of deposit, commercial paper, demand or time deposits, obligations issued or fully guaranteed by the United States of America or any agency thereof, master notes or like holdings either separately or through the medium of a common, collective, group or commingled trust fund that invests primarily in such investments.

   The assets of the Plan were held in trust by Texas Commerce Bank National Association (Trustee). The Benefits Committee (Committee) (formerly the Compensation and Benefits Committee) appointed by the Board of Directors of HI, the administrator of the Plan, appointed an independent investment manager to manage all or a portion of the assets of Fund B. The Committee also retained the same firm to serve as an investment consultant to provide investment advice with respect to Funds B, C and D.

   A Participant had the right to direct the Trustee to invest his contributions, but not matching contributions made by his employer (Employer Contributions), in accordance with one of ten options. At December 31, 1993 and 1992, the respective number of Participants in the Plan selecting the options set forth below are as follows:

                                     Number of Participants
                                     ----------------------
Investment Option                       1993        1992
- - -----------------------------------  ----------  ----------

  100% in Fund A...................         346         236
  100% in Fund B...................          70          56
  100% in Fund C...................          34          26
  100% in Fund D...................          40          34
  50% in Fund A and 50% in Fund B..         259         181
  50% in Fund A and 50% in Fund C..         100          46
  50% in Fund A and 50% in Fund D..         120         105
  50% in Fund B and 50% in Fund C..          78          81
  50% in Fund B and 50% in Fund D..          52          62
  50% in Fund C and 50% in Fund D..          38          30

   All Employer Contributions were invested in Fund A.

Funding
- - -------

   Contributions to the Plan were made by Participants and by KBLCOM Incorporated (Company) and each affiliate or subsidiary of the Company that adopted the Plan (Employers). Each Participant could contribute to the Plan annually an amount of pre-tax compensation equal to any whole percent up to and including 6% of his total compensation (Basic Contributions). Employer Contributions were in an amount equal to 50% of Participant's Basic Contributions.

   In addition, each Participant could contribute an additional amount of pre-tax compensation to the Plan in an amount equal to any whole percent up to and including 4% of his total compensation (Excess Contributions). Employers did not match Excess Contributions.

   Participants could make their contributions to the Plan through salary deferral (Pre-tax Contributions).

   Pre-tax Contributions made to the Plan by salary deferral decreased a Participant's income for federal income tax purposes by the amount of the Participant's Pre-tax Contributions. Pre-tax Contributions were, however, subject to Federal Insurance Contributions Act withholding tax.

   The maximum amount that a taxpayer could elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participated was limited to $8,994 in 1993 and $8,728 in 1992. If the total amount of Pre-tax Contributions exceeded the maximum limit during any calendar year, such excess would be included in the taxpayer's gross income for the year to which the deferrals relate, and would be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

Participation
- - -------------

   Any eligible employee of an Employer could participate in the Plan beginning on any January 1 if he was employed by an Employer on or before the immediately preceding October 1. Ineligible employees included persons not regularly and principally employed by an Employer and leased employees. If an individual was transferred to eligible employment covered by the Plan from employment not covered by the Plan, he was eligible to participate in the Plan on the date of his transfer if he was employed on or before the October 1 in the year preceding his transfer. Former Participants who were reemployed by an employer may recommence participation in the Plan immediately, and their vesting service and any portion of their interest in the Employer Contributions that was forfeited was reinstated.

Distributions and Forfeitures
- - -----------------------------

   A terminated Participant or the beneficiary of a deceased Participant was entitled to a distribution of the value of the Participant's entire account in case of disability, retirement at or after age 65 or death. A Participant's surviving spouse was deemed to be the Participant's beneficiary unless the Participant had provided the Committee with a written designation of another beneficiary or beneficiaries. Such written designation had to contain the spouse's written consent. In case of termination of service for other reasons, a Participant was entitled to a distribution of the value of his contribution account plus the vested portion of his Employer Contributions account. Vesting was determined by vesting service years in accordance with the following schedule:

          Vesting Service                                Vested
              Years*                                    Percentage
          ---------------                               ---------

          Less than two............................          0
          Two but less than three..................         20
          Three but less than four.................         40
          Four but less than five..................         60
          Five but less than six...................         80
          Six or more..............................        100
          -------------

          * Generally, a vesting service year was
          a Plan year during which a Participant completed at least 1,000 hours of service.

   Any portion of the value of Employer Contributions not vested was forfeited. The amount forfeited by a Participant was applied so as to reduce the respective Employer's subsequent contribution to the Plan. Forfeitures in 1993 and 1992 were approximately $79,400 and $94,200, respectively.

   A terminated Participant had to make a written request to receive a final distribution from the Plan. The written request could be made at any time, but had to be made no later than the end of the year in which the terminated Participant attained the age of 65. If no request was received by the end of the year in which the terminated Participant attained age 65, an automatic distribution was made to the terminated Participant and mailed to his last known address. If the vested value of the Participant's account did not exceed $3,500, as valued as of the last day of the month preceding termination, an automatic distribution was made to the Participant. Payments to a beneficiary were made as soon as practicable after the Participant's death and if the distribution was no more than $3,500, the beneficiary had to consent to the distribution.

   An alternate payee could also receive a distribution from the Plan pursuant to a "Qualified Domestic Relations Order".

Loans
- - -----

   A Participant could borrow against amounts attributable to his Pre-tax Contributions. The loans bore interest at a rate determined by the Committee on a uniform and consistent basis and set forth in written procedures promulgated by the Committee as required by applicable governmental regulations. The maximum amount that a Participant could borrow from his Pre-tax Contribution account was the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of such loans from the Plan on the date on which such loan was made, (ii) 50% of the value of the Participant's vested account balance under the Plan, or (iii) 100% of the value of the Participant's Pre-tax Contributions. The loans were secured by the pledge of a portion of the Participant's right, title and value of the Participant's account balance as determined immediately after the loan is made. Loans could be repaid over a period of up to four years. No loan could be made in a sum less than $500.

Termination of the Plan
- - -----------------------

   Prior to the January 1, 1994 merger of the Plan and subject to the approval of HI, the Company could terminate the Plan at any time upon written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan would have been valued and fully vested, and each Participant would have been entitled to distributions respecting his account.

3. FEDERAL INCOME TAXES

   No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service determined and informed the Committee by letter dated July 18, 1990 that the Plan was qualified and the trust fund (Trust) established under the Plan was tax-exempt, under the appropriate sections of the Internal Revenue Code of 1986, as amended (Code). The Plan was amended after receiving the determination letter. However, the Committee, the Company, HI and HI's counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

   As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant were not currently taxable to a Participant when made, and income from any source accruing to a Participant's account was not taxable when realized by the Trust.

4. RELATED PARTY TRANSACTIONS

   During 1993, the Trustee purchased common stock directly from HI for Fund A at a price equal to the closing price on the New York Stock Exchange on the date the Trustee delivered to HI the Plan's written acceptance of HI's offer to sell. During 1993, 32,100 shares of HI common stock were purchased at a cost of $1,488,975. The Trustee also purchased 4,364 shares of HI common stock at a cost of $199,959 in the open market.

   During 1992, the Trustee purchased shares of HI common stock for Fund A in the open market. During 1992, 17,325 shares of HI common stock were purchased at a cost of $763,124. During 1992, the Trustee distributed 39 shares of HI common stock valued at $1,721.

   At December 31, 1993 and 1992 the Plan held 0.08% and 0.05%, respectively, of HI's outstanding common stock.

   During 1993 and 1992, the Plan purchased $10,178,214 and $4,091,370 principal amount, respectively, and sold $10,173,194 and $3,933,729 principal amount, respectively, of short-term investment funds managed by the Trustee as temporary investments. During 1993 and 1992, the Plan purchased 660 units (cost $226,834) and 95 units (cost $30,000), respectively, of a fixed-income fund managed by the Trustee as an investment for Fund C. During 1992, the Plan sold 84 units, valued at $25,000 (cost $21,943), of such fixed-income fund from Fund C.

5.  BENEFITS PAYABLE

   As of December 31, 1993 and 1992, net assets available for benefits included benefits of $56,690 and $58,935, respectively, due to Participants.

6. AMENDMENT AND RESTATEMENT OF THE PLAN

   Pursuant to an amendment and restatement of the Savings Plan of Houston Industries Incorporated, effective January 1, 1994, the Plan was merged with and consolidated into the Savings Plan of Houston Industries Incorporated, the merged plan being the HI Plan and the assets of the Plan became assets of the HI Plan.

   Changes affecting Participants who became participants in the HI Plan effective January 1, 1994 include:

   (1) the rate of Employer Contributions was increased to 70% from 50% of Participants' Basic Contributions,

   (2) vesting service years will be determined based on years of covered employment,

   (3) Participants whose accounts contain amounts attributable to "After-tax Contributions" as a result of transferring from the Savings Plan of Houston Industries Incorporated may now withdraw such amounts,

   (4) loans may be repaid over a period of up to five years, and

   (5) the HI Plan will accept "direct rollovers" from other qualified plans.

   The HI Plan has been amended by the First Amendment effective April 6, 1994 which provides for the following:

   (1) HI Plan participants may allocate future Employee Contributions to any or all of the investment funds in 10% increments and may change such allocations monthly,

   (2) HI Plan participants may transfer amounts attributable to past employee contributions among the investment funds monthly, and

   (3) the HI Board of Directors delegated to the Committee the authority to amend the HI Plan to change the number and composition of the investment funds.

7. SUBSEQUENT EVENTS

   Subsequent to December 31, 1993, the market value of HI's common stock has declined. As of June 15, 1994, unrealized depreciation in Fund A was $1,365,906.

Item 27a -  Schedule of Assets Held for Investment Purposes
          EIN:  76-0155013; PN:  017

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1993
                                                              CURRENT
                                                    COST       VALUE
                                                 ----------  ---------

FUND A
- - ------

Common Stock
- - ------------

*Houston Industries (100,250 shares)             $4,122,468  $4,774,406
                                                 ----------  ----------

Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investor
 Money Market Group Fund
 ($235,759 par value)                               235,759     235,759
                                                 ----------  ----------

 TOTAL FUND A INVESTMENTS                         4,358,227   5,010,165
                                                 ----------  ----------

FUND B
- - ------

Mutual Funds
- - ------------

Acorn Fund (19,886 shares)                          225,977     277,414
Harbor International Fund (3,671 shares)             85,000      89,274
New York Venture Fund (30,997 shares)               390,000     371,034
Price International Stock Fund (7,037 shares)        71,545      85,564
Twentieth Century Growth Investors Fund
 (4,984 shares)                                     115,157     111,631
Vanguard Windsor Fund (32,596 shares)               400,123     453,417
                                                 ----------  ----------

 Total Mutual Funds                               1,287,802   1,388,334
                                                 ----------  ----------

Common/Collective Trusts
- - ------------------------

Dietche & Field Investment Trust A
 (21,171 units)                                     315,600     407,342
                                                 ----------  ----------

Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investor
 Money Market Group Fund
 ($47,709 par value)                                 47,709      47,709
                                                 ----------  ----------

 TOTAL FUND B INVESTMENTS                         1,651,111   1,843,385
                                                 ----------  ----------

FUND C
- - ------

Common/Collective Trusts
- - ------------------------

*Texas Commerce Bank Limited Term Bond Fund
 (1,606 units)                                      479,890     544,432
                                                 ----------  ----------

Item 27a - Schedule of Assets Held for Investment Purposes
           EIN:  76-0155013; PN:  017
                                                                                   SHARES/     CURRENT
                                                                                  PAR VALUE     VALUE
                                                                                 ----------  ----------
Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investor
 Money Market Group Fund
 ($14,480 par value)                                                                 14,480      14,480
                                                                                 ----------  ----------

 TOTAL FUND C INVESTMENTS                                                           494,370     558,912
                                                                                 ----------  ----------


FUND D
- - ------

Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investor
 Money Market Group Fund
 ($571,740 par value)                                                               571,740     571,740
                                                                                 ----------  ----------

 TOTAL FUND D INVESTMENTS                                                           571,740     571,740
                                                                                 ----------  ----------

TOTAL SAVINGS PLAN INVESTMENTS                                                   $7,075,448  $7,984,202
                                                                                 ==========  ==========

*PARTICIPANT LOANS, 7% to 11-1/2%
 maturing 1994 through 1998                                                      $  567,870  $  567,870
                                                                                 ==========  ==========

*Party-in-Interest

Item 27a - Schedule of Assets Held for Investment Purposes; EIN 76-0155013; PN:
017

                       KBLCOM INCORPORATED SAVINGS PLAN
                       ================================

              SUPPLEMENTAL SCHEDULE OF ASSETS PURCHASED AND SOLD
                     FOR THE YEAR ENDED DECEMBER 31, 1993

- - -----------------------------------------------------------------------------------
                                                   SHARES/                 SALES
                     DESCRIPTION                 PAR VALUE      COST     PROCEEDS
- - -----------------------------------------------------------------------------------


                                       NONE

Item 27d - Schedule of Reportable Transactions; EIN:  76-0155013; PN:  017

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

- - --------------------------------------------------------------------------------------------------------------------------
                                                                                        CURRENT VALUE
                                            PURCHASE        SELLING        COST OF      ON TRANSACTION   EXPENSE
               DESCRIPTION                    PRICE          PRICE          ASSET           DATE         INCURRED  NET GAIN
- - -----------------------------------------  -----------    -----------    -----------   --------------    --------  --------

SINGLE TRANSACTIONS
- - -------------------

*Houston Industries Common Stock           $   330,600                                    $   330,660
                                               519,750                                        519,750
                                               376,000                                        376,000
*Texas Commerce Bank Short Term
 Investor Money Market Group Fund            5,221,919                                      5,221,919
                                                          $   330,600    $   330,600          330,600
                                                              519,750        519,750          519,750
                                                              375,936        375,936          375,936
                                                              401,468        401,468          401,468
                                                              307,138        307,138          307,138
                                                            5,204,847      5,204,847        5,204,847

SERIES OF TRANSACTIONS
- - ----------------------

*Houston Industries Common Stock-
 36,464 Shares Purchased                     1,688,934                                      1,688,934    $    305
 (Note 4)

*Texas Commerce Bank:
 Short Term Investor Money Market Group
 Fund (Note 4)
  (227 Purchases)                           10,178,214                                     10,178,214
  (126 Sales)                                              10,173,194     10,173,194       10,173,194

New York Venture Fund
 30,997 Shares Purchased                       390,000                                        390,000
- - --------------------------------------

*Party-in-interest

                                   SIGNATURE
                                   =========



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                        KBLCOM INCORPORATED SAVINGS PLAN



                    By        /s/ D. D. Sykora
                      --------------------------------
                       (D. D. Sykora, Chairman of the
                        Benefits Committee of Houston
                          Industries Incorporated,
                            Plan Administrator)


June 28, 1994

                               Index to Exhibits

Exhibit
   No.                     Description
 -------  -----------------------------------------------

  1       Independent Auditors' Consent

  2 Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of January 1, 1994 (incorporated by reference to
          Exhibit 4.5 to Post-Effective Amendment No. 1
          to Form S-8 of HI, File No. 33-38344)

  3       Houston Industries Incorporated Master Savings
          Trust, as Amended and Restated Effective as of January 1, 1994, between HI and Texas Commerce
          Bank National Association (incorporated by reference to Exhibit 10 to the Quarterly
          Report on Form 10-Q of HI for the quarter ended March 31, 1994, File No. 1-7629)